UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 6, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gol Linhas Aereas Inteligentes S.A.

File No. 001-32221 - CF# 22027

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        Gol Linhas Aereas Inteligentes S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 22, 2008.

        Based on representations by Gol Linhas Aereas Inteligentes S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                Exhibit 10.17   through October 31, 2014

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                Rolaine S. Bancroft
                                Special Counsel